No. 812-
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT.

PROSPECT CAPITAL CORPORATION
PROSPECT CAPITAL MANAGEMENT L.P.
PROSPECT YIELD CORPORATION, LLC
PROSPECT REALTY INCOME TRUST CORP.
PROSPECT FINANCE COMPANY, LLC
10 East 40th Street, 42nd Floor
New York, New York 10016
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All Communications, Notices and Orders to:
Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Copy to:
Joseph Ferraro, Esq.
General Counsel
Prospect Administration LLC
10 East 40th Street, 42nd Floor
New York, New York 10016

May 18, 2015

INTRODUCTION
The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing a joint transaction that may otherwise be prohibited by Section 57(a)(4) thereof:

•	Prospect Capital Corporation (the “Company”);

•	Prospect Capital Management L.P. (“PCM”);

•	Prospect Yield Corporation, LLC (“PYLD”);

•	Prospect Realty Income Trust Corp. (“PRIT”); and

•	Prospect Finance Company, LLC (“PFAN,” and together with PYLD and PRIT, the “NewCos”).
The Company, PCM and the NewCos are referred to herein collectively as the “Applicants.”
As discussed more fully below under the section titled “The Proposed Transactions,” the Applicants request the Order to the extent necessary and applicable to permit the Applicants to complete the Proposed Transactions (as defined below).

I.	APPLICANTS

A.	The Company
The Company is a Maryland corporation organized as a non-diversified, closed-end management investment company that has elected to be regulated as a business development company3 (“BDC”) under the Act. The Company was organized on April 13, 2004 and commenced operations on July 27, 2004. As of March 31, 2015, the Company had net assets of approximately $3.7 billion. As a BDC, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”). The Company makes available significant managerial assistance to those portfolio companies in which it invests to which the Company is required to provide such assistance.
The Company’s investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. The Company focuses on making investments in private companies. The Company invests primarily in first and second lien senior loans and mezzanine debt. First and second lien senior loans generally are senior debt instruments that rank ahead of subordinated debt of a given portfolio company. These loans also have the benefit of security interests in the assets of the portfolio company, which may rank ahead of or be junior to other security interests. Mezzanine debt and the Company’s investments in collateralized loan obligations (“CLOs”) are subordinated to senior loans and are generally unsecured. The Company’s investments have generally ranged between $5 million and $250 million each, although the investment sizes may be more or less than this range.
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[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]
Section 2(a)(48) defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Company also acquires controlling interests in companies in conjunction with making secured debt investments in such companies. These may be in several industries, including industrial, service, real estate and financial services businesses.
The Company currently has nine origination strategies in which it makes investments: (1) lending in private equity sponsored transactions, (2) lending directly to companies not owned by private equity firms, (3) control investments in corporate operating companies, (4) control investments in financial companies, (5) investments in CLOs, (6) real estate investments, (7) investments in syndicated debt, (8) aircraft leasing and (9) online lending. The Company continues to evaluate other origination strategies in the ordinary course of business with no specific top-down allocation to any single origination strategy.
The Company currently has a five member board of directors (the “Board”), of whom two are considered to be “interested persons” of the Company within the meaning of Section 2(a)(19) of the Act and three are not “interested persons” (the “Non-Interested Directors”). Mr. John F. Barry III is the Company’s Chairman and Chief Executive Officer, Mr. M. Grier Eliasek is the Company’s President and Chief Operating Officer, and Mr. Brian H. Oswald is the Company’s Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary. The Company trades on the NASDAQ Global Select Market under the symbol “PSEC.” As of May 5, 2015, there were 358,793,412 shares of the Company’s common stock issued and outstanding.

B.	PCM
The Company is managed by PCM, an asset management firm, pursuant to an investment advisory agreement. PCM is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940. The investment professionals of PCM, subject to the overall supervision of the Board, manage the day-to-day operations of, and provide investment advisory services to, the Company, including developing, recommending and implementing the Company’s investment objective. For providing these services, PCM receives a fee from the Company, consisting of two components: a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2% on the Company’s gross assets (including amounts borrowed) and is payable quarterly in arrears. The base management fee is calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter are appropriately prorated.
The incentive fee has two parts. The first part, the income incentive fee, which is payable quarterly in arrears, equals 20% of the excess, if any, of the Company’s pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate, subject to a “catch up” provision measured as of the end of each calendar quarter. The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement, as of the termination date), and equals 20% of the Company’s realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee, the Company calculates the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in its portfolio. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for the Company’s calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception. PCM has not received any payments on the second part of the incentive fee since inception.

C.	PYLD
PYLD is a recently formed, externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the Act and that is a wholly-owned subsidiary of the Company. It is intended that PYLD will be managed by PCM, which will oversee the management of PYLD’s activities and will be responsible for making investment decisions for PYLD’s portfolio. PYLD intends to elect to be treated for federal income tax purposes as a RIC under the Code.
PYLD’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. PYLD intends to seek to achieve its investment objective by investing primarily in equity securities and junior debt obligations of entities known as CLOs that are collateralized by diverse portfolios consisting primarily of senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated (“Senior Secured Loans”). PYLD may in the future also invest in loan accumulation facilities, which acquire Senior Secured Loans on an interim basis that are expected to form part of a CLO (collectively, such investments, together with direct investments in securities that pay interest, “Target Securities”). Under normal circumstances, PYLD will invest at least 80% of its assets in securities that pay interest or periodic distributions.
PYLD’s initial portfolio upon completion of the Proposed Transactions will consist of a pro rata share of the Company’s CLO portfolio. As of March 31, 2015, the Company’s CLO portfolio had an aggregate fair value of $1.09 billion.
PCM will earn a fee for its services under the investment advisory agreement between PYLD and PCM consisting of two components: a base management fee and an incentive fee. The base management fee is calculated and payable quarterly in arrears and equals an annual rate of 1.75% of PYLD’s “Total Equity Base.” “Total Equity Base” is defined as the net asset value (“NAV”) of PYLD’s common stock and the liquidation preference of PYLD’s preferred stock, if any. No management fees will be paid on any other liabilities or assets. Base management fees for any partial calendar quarter will be appropriately prorated.
The incentive fee is calculated and payable quarterly in arrears and equals 20% of PYLD’s pre-incentive fee net investment income for the immediately preceding quarter, subject to a preferred return, or “hurdle,” of 2% of PYLD’s NAV (8% annualized) and a “catch up” feature. The “catch-up” provision requires PYLD to pay 100% of its pre-incentive fee net income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 2.5% of the NAV of PYLD’s common stock in any calendar quarter (10% annualized). The “catch-up” is meant to provide PCM with 20% of PYLD’s pre-incentive fee net investment income as if a hurdle did not apply if this pre-incentive fee net investment income meets or exceeds 2.5% of the NAV of PYLD’s common stock in any calendar quarter. Pre-incentive fee net investment income includes accrued income that PYLD has not yet received in cash. However, the portion of the incentive fee that is attributable to deferred interest (such as payment-in-kind, or PIK, interest or original issue discount) will be paid to PCM, without interest, only if and to the extent PYLD actually receives such interest in cash, and any accrual will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. No incentive fee is payable to PCM on capital gains, whether realized or unrealized. The amount of the incentive fee is not affected by any realized or unrealized capital losses that PYLD may suffer.

D.	PRIT
PRIT is a newly organized, externally managed Maryland corporation focused primarily on the ownership, acquisition and management of Class B multifamily properties. PRIT intends to elect to be taxed and to operate in a manner that will allow it to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2015. PRIT will be organized in a traditional umbrella partnership REIT format, pursuant to which PRIT will serve as the managing member of, and conduct substantially all of its business through, its operating company, Prospect Realty Income LLC. PRIT also expects to operate its business so that it is not required to register as an investment company under the Act. To assist it in qualifying as a REIT, among other purposes, PRIT’s charter contains certain restrictions on the ownership and transfer of its common stock, including that no person may own, with certain exceptions, more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of PRIT’s common stock or capital stock.
PRIT will be managed by PCM, which will oversee the management of PRIT’s activities and will be responsible for making business decisions for PRIT’s portfolio.
PRIT’s business purpose is to maximize the cash flow and value of properties owned, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for its stockholders through increases in the value of PRIT’s properties.
PRIT’s initial portfolio upon completion of the Proposed Transactions will consist of all of the Company’s indirect controlling equity in eight joint ventures, which together owned 27 multifamily properties comprised of 8,503 apartments at March 31, 2015. As of March 31, 2015, there was $173 million of total equity invested by all applicable PSEC REITs (defined below) and joint venture property managers in the eight joint ventures.
PCM will earn a fee for its services under the investment advisory agreement between PRIT and PCM consisting of two components: a base management fee and an incentive fee. PRIT will pay PCM a quarterly base management fee equal to 0.1875% of the average consolidated gross real estate assets of PRIT for the subject quarter ending on the last day of the subject quarter. “Average consolidated gross real estate assets” means the average of the aggregate book value of real estate assets before reserves for depreciation or other similar non-cash reserves. “Real estate assets” are defined in the investment advisory agreement between PRIT and PCM to include investments in real estate-related properties, securities and mortgages. PRIT will compute average consolidated gross real estate assets by taking the average of the book values of its properties at the end of each month (or partial month) during (1) the quarter for which it is calculating the fee or (2) the year for which it is calculating reimbursements.
PRIT will pay PCM an incentive fee based on PRIT’s pre-incentive fee Core AFFO, as defined below. The incentive fee is computed at the end of each fiscal quarter (or part thereof that the investment advisory agreement is in effect) in arrears. The incentive fee will be an amount, not less than zero, equal to the difference between:

(1)
the product of (x) 20% and (y) the difference between (i) PRIT’s Core AFFO (as defined below) for the previous 12-month period, and (ii) the product of (A) the sum of (x) the gross value of PRIT’s common stock, as determined using the subscription price of the rights offering, issued and reserved for issuance in connection with the rights offering, (y) the gross proceeds of any preferred stock or common stock equity offerings issued subsequent to the closing of the rights offering but before the current trailing twelve month period for which the incentive fee is being calculated, and (z) the gross proceeds of any preferred stock or common stock equity offerings issued in the immediate trailing 12-month period weighted for the number of days during such 12-month period that such issuances were outstanding, and (B) 7%; provided that, during the first 12 months after completion of the rights offering, Core AFFO for the trailing twelve months will be determined by annualizing the Core AFFO for period for which Core AFFO is available subsequent to the completion of the rights offering; and

(2)
the sum of any incentive fee paid to PCM with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive fee will be payable with respect to any calendar quarter unless Core AFFO is greater than zero for the four most recently completed calendar quarters, or the number of completed calendar quarters since the closing date of the rights offering, whichever is less; and, provided further that, the amount calculated pursuant to this paragraph shall, in the first three quarters post-rights offering, be the fee calculated under (1) multiplied by 75%.
“Core AFFO” is calculated by adjusting PRIT’s Core FFO for recurring capital expenditures. PRIT will further adjust Core AFFO to include any realized gains or losses on its real estate investments when calculating the incentive fee only. “Core FFO” is a measure of PRIT’s funds from operations (“FFO”) that removes the effect of items that do not reflect ongoing property operations, including acquisition expenses, expensed costs related to the issuance of shares of PRIT’s common stock and equity-based compensation expenses, from the determination of FFO.

E.	PFAN
PFAN is a newly formed, externally managed, publicly traded limited liability company that focuses on purchasing online-originated unsecured consumer loans, which are referred to herein as marketplace loans, in the U.S. PFAN intends to operate and expects to qualify to be treated as a partnership for U.S. federal income tax purposes. PFAN also expects to operate its business so that it is not eligible to register as an investment company under the Act.
PFAN will be managed by PCM, which will oversee the management of PFAN’s activities and will be responsible for making investment decisions for PFAN’s portfolio.
PFAN’s business purpose is to provide attractive risk-adjusted returns to its unitholders primarily through distributions of current income, while also retaining capital for growth, and secondarily through capital appreciation by participating in the rapidly growing marketplace for marketplace loans and marketplace lending facilitators. PFAN expects to purchase other consumer receivables generated through sophisticated technology platforms, and automated application, underwriting and pricing processes.
PFAN’s initial portfolio upon completion of the Proposed Transactions will consist of all or a portion of the Company’s marketplace loan portfolio. As of March 31, 2015, the Company’s portfolio of marketplace loans had a gross outstanding principal amount of $263.49 million.
PCM will earn a fee for its services under the investment advisory agreement between PFAN and PCM consisting of two components: a base management fee and an incentive fee. PFAN will pay PCM a quarterly base management fee, calculated at an annual rate of the lesser of (i) 1.5% of PFAN’s gross assets (including amounts borrowed) or (ii) 1.5% of the product of its members’ equity multiplied by two. The base management fee is calculated based on the average value of PFAN’s gross assets or members’ equity, as applicable, over the two most recently completed calendar quarters. Base management fees for any partial month or quarter will be appropriately prorated.
PFAN will pay PCM an income incentive fee, which is calculated and payable quarterly in arrears. The income incentive fee equals 20% of PFAN’s “pre-incentive fee net income” for the immediately preceding quarter, subject to a “hurdle” of 2% of its members’ equity (8% annualized) and a “catch up” provision. The “catch-up” provision requires PFAN to pay 100% of its pre-incentive fee net income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate in any calendar quarter (10% annualized based on the annualized hurdle rate of 8%). The catch-up provision is meant to provide PCM with 20% of PFAN’s pre-incentive fee net income as if a hurdle rate did not apply when PFAN’s pre-incentive fee net income exceeds 125% of the quarterly hurdle rate in any calendar quarter (10% annualized based on the annualized hurdle rate of 8%). Pre-incentive fee net income means U.S. GAAP net income, before the incentive fee, excluding the effect of fair value adjustments and including the effect of gains or losses that are due to charge off, recovery or sales of loans during the immediately preceding quarter. Notwithstanding the foregoing, if PFAN’s total debt is greater than 3.0x its members’ equity, the income incentive fee will be reduced to 10% of PFAN’s pre-incentive fee net income for the immediately preceding quarter, subject to a hurdle of 2.50% of its net assets (10% annualized).

II.	THE PROPOSED TRANSACTIONS
In September 2014 the Company formed PYLD as a wholly-owned subsidiary and Delaware limited liability company, which will convert to a Maryland corporation prior to completion of the Proposed Transactions. In October 2014, the Company transferred to PYLD the Company’s ownership interest in its CLO investments, representing 100% of the Company’s CLO portfolio as of March 31, 2015 (the “PYLD Transfer Assets”).4 On March 10, 2015, the Company caused PYLD to register as an investment company under the Act and file a registration statement on Form N-2 to enable the Company to sell its interest in PYLD pursuant to a rights offering (the “PYLD rights offering”).
In April 2015, the Company formed PRIT as a wholly-owned subsidiary and Maryland corporation. PRIT’s portfolio is currently indirectly owned by the Company through two wholly owned REITs, American Property Realty Corporation (“APR”) and United Property Realty Corporation (“UPR” and together with APR, the “PSEC REITs”). The PSEC REITs collectively own interests in eight joint ventures (the “Joint Ventures”) in which their ownership interest ranges from 66.2% to 99.3% (the “Joint Venture Interests”). The Joint Ventures represent 38.3% of the Company’s real estate portfolio at cost as of March 31, 2015 (the “PRIT Transfer Assets”).5 The Company intends to enter into a contribution agreement with PRIT and its operating company pursuant to which the PSEC REITs would contribute their Joint Venture Interests, together with $50 million in cash, to PRIT and its operating company in exchange for (i) 100% of the PRIT common stock to be sold by the PSEC REITs upon the exercise of rights in the rights offering and (ii) the PSEC retained interest in the form operating partnership units. On May 6, 2015, the Company caused PRIT to confidentially submit a registration statement on Form S-11 to enable the Company to sell its interest in PRIT pursuant to a rights offering (the “PRIT rights offering”).
In November 2014 the Company formed PFAN as a wholly-owned subsidiary and Delaware limited liability company, and in January 2015 transferred 100% of the Company’s marketplace loan portfolio (the “PFAN Transfer Assets,” and together with the PYLD Transfer Assets and PRIT Transfer Assets, the “Transfer Assets”).6 The transfer of PFAN Transfer Assets included the contribution of ownership interests in subsidiaries that directly owned the PFAN Transfer Assets. On May 6, 2015, the Company caused PFAN to confidentially submit a registration statement on Form S-1 to enable the Company to sell its entire interest in PFAN pursuant to a rights offering (the “PFAN rights offering,” and together with the PYLD rights offering and PRIT rights offering, the “rights offerings”).
The Company proposes to, as part of the rights offerings, distribute to the stockholders of the Company, at no charge, transferable subscription rights to purchase shares of common stock or common units, as applicable, of each NewCo. Prior to completion of the rights offerings, the Company will cause PYLD to transfer back to it a portion of the assets held by PYLD so that the value of PYLD is in line with the size of the applicable rights offering. Prior to the completion of the rights offerings, the directors of each NewCo will approve an investment advisory agreement
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[4]
Since October 2014, all of the Company’s CLO investments are held in PYLD. As of March 31, 2015, these investments had an aggregate fair value of $1.09 billion. Prior to the completion of the PYLD rights offering, a pro rata share of the CLO portfolio will be transferred back to the Company.

[5]	As of March 31, 2015, the Company had $155 million of equity invested in the PRIT Transfer Assets.

[6]
As of the date hereof, all of the Company’s online originated consumer marketplace loan portfolio is held in PFAN. As of March 31, 2015, the Company’s portfolio of marketplace loans had a gross outstanding principal amount of $263.49 million.

between such NewCo and PCM and the Company will approve such agreement as the sole stockholder or member, as applicable, of each NewCo. Upon completion of the rights offerings, subject to certain conditions set forth in each respective registration statement filed by each NewCo, the Company will divest all or substantially all of its ownership in each NewCo7 and (i) PYLD will operate as an externally managed, non-diversified, closed-end management investment company registered as an investment company under the Act with PCM as its investment adviser, (ii) PRIT will operate as an externally managed REIT with PCM as its adviser, and (iii) PFAN will operate as an externally managed finance company with PCM as its adviser. The transactions contemplated in this paragraph are referred to herein as the Proposed Transactions.

A.	Details of Proposed Transactions
In each rights offering, the Company will be divided into two separate companies through the applicable Proposed Transactions. After all of the rights offerings are completed, four separate, publically traded companies will exist – the Company, PYLD, PRIT and PFAN. PYLD has been formed under the laws of Delaware as a limited liability company and will convert to a Maryland corporation prior to completion of its Proposed Transactions; PRIT has been incorporated as a Maryland corporation; and PFAN has been formed under the laws of Delaware as a limited liability company. PRIT and PFAN will not convert to a different form of entity. The Company has previously transferred to PYLD and PFAN each of its applicable Transfer Assets, in exchange for all of the common equity interests of such NewCo; which in the case of PYLD after the transfer will be shares of common stock. The Company intends to enter into a contribution agreement with PRIT and its operating company pursuant to which the PSEC REITs would contribute their Joint Venture Interests, together with $50 million in cash, to PRIT and its operating company in exchange for (i) 100% of the PRIT common stock to be sold by the PSEC REITs upon the exercise of rights in the rights offering and (ii) the PSEC retained interest in the form of operating partnership units. Each NewCo currently is a wholly-owned subsidiary of the Company.
The Company will distribute to the record holders of its common stock as of each applicable record date transferable subscription rights to purchase shares or units (hereinafter referred to as “shares” or “equity”) of each NewCo’s common equity at a price to be established by the Company, which will be based on the NAV per share of each NewCo’s common equity and comparable company valuations, among other factors. In each rights offering, each holder of record of the Company’s common stock will receive a certain number of subscription rights approved by the Board for each share of common equity owned by each holder as of each applicable record date. The number of subscription rights issued for each share of common equity of the Company may be different for each rights offering, depending on the size of such rights offering and the subscription price of such rights offering. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege. Fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding up or down to the nearest whole share. The NewCos will apply to list the subscription rights for trading on the NASDAQ Global Select Market under the symbols “PYLDR,” “PRITR” and “PFANR.”
The Company may withdraw and cancel any rights offering if, at any time prior to its expiration, the Board determines, in its sole discretion, that such rights offering is not in the best interests of the Company or its stockholders, or that market conditions are such that it is not advisable to consummate such rights offering. If the Company cancels a rights offering, it will issue a press release notifying stockholders of the cancellation, and the subscription agent will return all subscription payments to the subscribers, without interest or penalty, as soon as practicable.
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[7]
The Company will own less than 25% of the voting securities of PYLD and PFAN, and will own less than 40% of the voting securities of PRIT, in the event that the rights offering is not fully subscribed. PCM will waive its advisory fees on the Company’s retained interest in each NewCo (to the extent required to avoid double counting).

If a holder of a basic subscription right purchases all of each NewCo’s shares available to such holder pursuant to such holder’s basic subscription rights, such holder may also choose to purchase any or all shares of common equity that other holders of subscription rights do not purchase through the exercise of their basic subscription rights; however, for PRIT and PYLD, record date holders of the Company’s stock will have a preference over non-record date holders with respect to the oversubscription privilege.
Shares of each NewCo’s common equity will be allocated in the rights offering as follows:

•	First, shares will be allocated to holders of rights who exercise their basic subscription rights at a prescribed ratio of a share of such NewCo’s common equity per exercised subscription right.

•
Second, any remaining shares that were eligible to be purchased in the rights offering will be allocated among the holders of rights who exercise the over-subscription privilege, in accordance with the following sequence:

(i)    Each holder who exercises the over-subscription privilege will be entitled to a minimum allocation of the percentage of the remaining shares equal to the result of dividing (a) the number of basic subscription rights which that holder exercised by (b) the number of basic subscription rights which all holders who wish to participate in the over-subscription privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription shares than the holder requested to purchase through the exercise of the over-subscription privilege.
(ii)    If the allocation of remaining shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of shares than that holder subscribed for pursuant to the over-subscription privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.
(iii)    Any shares that remain available as a result of the allocation described above being greater than a holder’s over-subscription request will be made available for allocation among all remaining holders who exercised the over-subscription privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above (except that the amount in clause (b) of item (i) above will be the number of basic subscription rights exercised by all holders whose over-subscription privilege elections have not yet been satisfied) and repeated, if necessary, until all available shares of NewCo common stock have been allocated or all over-subscription requests have been satisfied in full.
Non-record date holders of the Company’s common stock that acquired subscription rights in the secondary market may participate in the over-subscription privilege. For the PYLD rights offering, record date holders of subscription rights will have priority in regard to the over-subscription privilege and non-record date holders may only participate after the over-subscriptions of all record date holders of the Company’s common stock have been fulfilled, with such participation being on a pro rata basis among those non-record date holders of subscription rights who over-subscribe based on the number of basic subscription rights exercised by each such holder.  For the PRIT rights offering, record date holders of subscription rights will have priority in regard to the over-subscription privilege and non-record date holders may only participate after the over-subscriptions of all record date holders of the Company’s common stock have been fulfilled, with the allocation of shares being determined in the discretion of PRIT together with its dealer managers.  For the PFAN rights offering, record date and non-record date holders of subscription rights will have equal participation rights in the over-subscription privilege and will be allocated shares on a pro rata basis.
The NAV per share of each NewCo’s common equity will be based on the fair value of the Transfer Assets, as applicable. The subscription price of each NewCo’s common share may be at a premium or discount to such NAV per share. Immediately prior to the completion of the PYLD rights offering, in a virtually simultaneous transaction, PYLD will make a pro rata distribution to the Company of its CLO portfolio less the PYLD Transfer Assets.
In conjunction with the rights offerings, the Company may select an anchor investor or investors that will purchase shares of the applicable NewCo in a private placement. Anchor investors, if any, will pay the same subscription price as the public; however, anchor investors will receive an upfront fee for the applicable rights offering in exchange for their upfront commitment to purchase shares. Further, anchor investors will sign a six-month lock-up agreement restricting them from selling such NewCo’s shares. In the event that there are anchor investors, the applicable rights offering may be decreased by the amount of shares of such NewCo the anchor investors commit to purchase.
In addition to or in lieu of anchor investors, the Company may contract with a standby investor or investors that will commit upfront to purchase up to a specific number or dollar amount of shares of a NewCo subject to reduction to the extent subscriptions by others reduce the amount available to it. Standby investors, if any, will pay the same price for such shares as the subscription price to the public; however, standby investors will receive an upfront fee to commit to purchase such shares if necessary to meet the required PSEC holding conditions for the applicable rights offering. Standby investors will commit to purchase up to a certain number of shares of the applicable NewCo, but (unlike anchor investors) are not guaranteed any allocation of shares. In the event there are standby investors, the applicable rights offering will not be decreased by the amount of shares such NewCo standby investors commit to purchase.
Immediately following the above Proposed Transactions, existing stockholders of the Company that exercised their subscription rights and their oversubscription privilege in full, if any, will, in effect, own the exact same portfolio securities as they did before, except that such ownership would be represented by shares in four separate entities, rather than solely by shares in the Company.8 Thus, the underlying investments of such stockholders will not change by virtue of the Proposed Transactions. Stockholders that choose not to exercise their subscription rights may sell their subscription rights on the NASDAQ Global Select Market. As a condition of each rights offering, upon completion of such rights offering, the Company will own less than 25% of the voting securities of PYLD and PFAN, and will own less than 40% of the voting securities of PRIT, in the event that the rights offering is not fully subscribed. Further, the Company intends to waive all its voting rights until such time as it owns less than 3% of the voting securities of PYLD.
Prior to commencement of each rights offering, the Non-Interested Directors of each NewCo will have approved an investment advisory agreement between each NewCo and PCM. Pursuant to such investment advisory agreements, PCM will earn a fee for its services consisting of two components: a base management fee and an incentive fee as discussed above. PCM’s compensation formulas in each agreement are more favorable to each NewCo than are the compensation formulas in PCM’s investment advisory agreement with the Company with respect to the same assets inasmuch as (i) the base management fee formula is lower for each NewCo; (ii) the incentive fee formula does not provide for any payment for capital gains for each NewCo; and (iii) the hurdle rate is effectively higher for each NewCo, making it more difficult for PCM to receive incentive fees.
The Board has determined that pursuing a disposition of each NewCo through a rights offering is in the best interests of the Company and its stockholders, and that separating each NewCo from the Company would provide,
_______________________________________________________

[8]
In the event that there are anchor investors, stockholders of the Company will own less than the same portfolio securities in four separate entities. There may also be an insignificant difference due to fractional shares and distribution ratios.

among other things, financial and operational benefits to each NewCo and the Company, including but not limited to the following expected benefits:

•
A focused investment in a specific asset class that provides current income. In addition, for the PYLD rights offering, because the Company’s ability to invest in certain types of assets such as CLOs are limited by the Act to 30% of its assets, separating such investments into a separate entity (i.e., PYLD) will enhance the Company’s ability to focus on other investments.

•	The rights offerings are expected to provide the Company with significant gross proceeds, strengthening its balance sheet and liquidity and enhancing its ability to focus on other investments.

•
Since the subscription rights are being distributed, at no charge, to the Company’s existing stockholders, stockholders will have the choice to hold shares in each or any company separately and the opportunity to retain their existing Company ownership percentage in the four companies. However, stockholders may wish to sell their subscription rights to fund any tax incurred upon the receipt of the subscription rights, which would decrease the amount of shares of each NewCo’s common equity available to such stockholders. If the distribution of the rights to a stockholder is subject to withholding tax, the stockholder’s broker (or other applicable withholding agent) may sell all or a portion of the subscription rights to fund the withholding tax, which would decrease the number of shares of NewCo’s common stock available to such stockholder.

•
The investment advisory agreement of each NewCo is proposed to have adviser compensation formulas that are more favorable to such NewCo with respect to the applicable Transferred Assets than the compensation formulas of PCM’s investment advisory agreement with the Company relating to the same assets.

•
The Board believes that PCM has performed admirably in assembling and managing the Transfer Assets to date and it believes that PCM will be able to provide comprehensive high-quality services to each NewCo at more attractive compensation formulas than those in force at the Company.

In order to protect its stockholders, the Company and each NewCo will take the following corporate governance measures to ensure that the Proposed Transactions are undertaken upon favorable terms to the Company’s and each NewCo’s shareholders:

•	The Non-Interested Directors of the Board will be required to approve the Proposed Transactions, the value of the respective Transfer Assets and the subscription price for each NewCo’s shares; and

•	The Non-Interested Directors of the board of each NewCo must approve the terms of PCM’s investment advisory agreement with such NewCo.
The Applicants will not rely on the Order requested in this Application to complete the Proposed Transactions until the measures described above are completed. Each NewCo will bear the costs of obtaining regulatory approval and other transaction related costs, the costs of its organization and any compliance with applicable laws.
Following the Proposed Transactions, the Company will continue to operate as a BDC and as a RIC, PYLD will operate as a registered management investment company and as a RIC, PRIT will operate as a REIT ineligible for investment company status under Section 3(a) of the Act (as its assets consist primarily of fee interests in real estate) and PFAN will operate as a partnership for U.S. tax purposes in a manner to be ineligible for investment company status under the Act. PFAN will conduct its businesses primarily through wholly-owned or majority owned subsidiaries that will rely on Sections 3(c)(5)(A) and/or 3(c)(5)(B) of the Act.

B.	Transfer Assets
The PYLD Transfer Assets will consist of interests initially acquired by the Company since August 2011 as new issues and, to a lesser extent, in transactions in the secondary market. The PYLD Transfer Assets will consist of a pro rata share of the Company’s CLO portfolio and will consist of 34 CLO equity and debt investments at March 31, 2015. These investments have 13 different CLO collateral managers. As of March 31, 2015, these investments had an aggregate fair value of $1.09 billion.
The PRIT Transfer Assets will consist of all of the Company’s equity in the Joint Ventures, which together owned 27 multifamily properties comprised of 8,503 apartments at March 31, 2015. As of March 31, 2015, $173 million of total equity was invested by all the applicable PSEC REITs and joint venture managers in the Joint Ventures.
The PFAN Transfer Assets will consist of the Company’s portfolio of marketplace loans with, at March 31, 2015, a gross outstanding principal amount of $263.49 million and a weighted average term of 43 months.

C.	Tax Status
For U.S. federal income tax purposes, holders of the Company’s common stock on each applicable record date will be treated as receiving distributions equal to the value of the applicable subscription right they receive pursuant to the rights offerings. Each such distribution will be treated as a taxable dividend to the extent of the Company’s current and accumulated earnings and profits (calculated at the end of the tax year in which the distributions are made), with any excess over such earnings and profits treated first as a return of capital (reducing the relevant holder’s tax basis in its shares of common stock of the Company accordingly) and then generally as capital gain. Holders of the Company’s common stock thus may recognize taxable income and incur an associated tax liability without a corresponding receipt of cash.
The Company believes that the price at which each of the subscription rights trades following the relevant distribution likely would be the best indication of the fair market value of the subscription rights at the time of distribution, and thus the amount of the distribution. The Company may engage an independent third party to opine that this is a reasonable valuation method for tax, financial reporting and other purposes. Such a valuation, however, would not be binding on the Internal Revenue Service (the “IRS”) or any other taxing authority. The taxing authorities could ascribe a higher or lower valuation to the distributed subscription rights, which may affect the tax consequences of the distributions.
The distributions of subscription rights to holders of the Company’s common stock will generally be subject to the same tax rules as cash distributions made by the Company. For example, because the Company is a RIC, a portion of each distribution may be reported by the Company as a capital gain dividend (generally taxable to non-corporate U.S. holders at preferential rates). In addition, non-U.S. holders will generally be subject to U.S. withholding tax at the rate of 30% (or possibly a lower rate provided by an applicable income tax treaty) on the amount of the distributions treated as a taxable dividend (other than certain capital gains dividends) and may be subject to other special rules applicable to non-U.S. holders.
Holders of the Company’s common stock will have a basis in the subscription rights received generally equal to the fair market value of those rights on the dates they are distributed, and the holding period for such rights will begin the day after the date of the applicable distributions. Holders of subscription rights will generally recognize a capital gain or loss upon the sale, exchange, or lapse of the subscription rights. No additional gain or loss will be recognized upon the exercise of a subscription right.

The actual tax impact of the distributions will be affected by a number of factors that will be unknown at the time of the distributions, including the Company’s final earnings and profits for the year of the distributions (including the gain, if any, that the Company recognizes in connection with exercise of the subscription rights) and the fair market value of the subscription rights on the dates of the distributions, and the extent to which the Company recognizes capital gains in the year of the distributions. A definitive calculation of the U.S. federal income tax impact of the distributions will not be possible until after the end of the year of the distributions. The Company intends to notify its stockholders of the tax attributes of the distributions on IRS Form 1099.

III.	RELIEF REQUESTED
Applicants hereby request an Order pursuant to Rule 17d-1, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4), to the extent necessary to permit the Applicants to complete the Proposed Transactions.

A.	Section 57(b) and Rule 57b-1
Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibition of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; and (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.
Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, the rule states that the provisions of Section 57(a) will not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.
Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.
Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

B.	Section 57(a)(4) and Rule 17d-1
Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1 permits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and an order permitting such transaction has been granted by the Commission.
In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

IV.	JUSTIFICATION FOR THE REQUESTED RELIEF

A.	Statutory Standards
Applicants submit that granting the exemptive relief described herein would meet all applicable statutory standards. Set forth below is a discussion of Section 57(a)(4) of the Act, Rule 17d-1 under the Act and the relief discussed in this application for exemptive relief.

i.	Section 57(a)(4) and Rule 17d-1 – Approval of the Transactions Pursuant to Rule 17d-1, as Applicable to BDCs under Section 57(i)
Although the Applicants believe that Section 57(a)(4) of the Act and Rule 17d-1 under the Act do not apply because (i) stockholders of the Company will have the option of subscribing to shares of each NewCo or selling their subscription rights and realizing value, (ii) the adviser compensation formulas for each NewCo are more favorable to each NewCo than the adviser compensation formulas for the Company, which is a disadvantage to PCM, and (iii) the investment advisory contracts between PCM and the Company and PCM and PYLD are expressly exempt from requiring an exemptive order under Rule 17d-1, the Applicants are requesting an Order in order to avoid any uncertainty over interpretation of the Act and Rule 17d-1. The advisory contracts between PCM and each of PRIT and PFAN are not governed by the Act.
Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the (Investment Company) Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.” Applicants submit that the Proposed Transactions meet the standards for an order pursuant to Rule 17d-1 under the Act. The Proposed Transactions have been proposed in order to benefit the Company and its present and future stockholders, as well as each NewCo and its future stockholders.
The Proposed Transactions are appropriate in the public interest in that, as explained above in connection with the description of the proposal, they are intended to result in a benefit to the Company’s present stockholders, as well as to future stockholders of the Company and each NewCo. It is the hope of the Board that by allowing each NewCo to focus its investments in an asset class that provides high current income, such as CLO interests for PYLD, which is an asset class in which the Company cannot invest greater than 30% of its assets, marketplace loans for PFAN and real estate fee simple ownership interests for PRIT, stockholders of the Company will benefit from the risk/return profile of each such asset class and that stockholder value will be enhanced. The rights offerings are expected to provide the Company with significant gross proceeds, strengthening its balance sheet and liquidity and enhancing its ability to focus on other investments. Since the subscription rights are being distributed, at no charge, to the Company’s existing stockholders, stockholders will have the choice to hold shares in each company or in any company separately and the opportunity to retain their existing Company ownership percentage in the four companies, less any amount of NewCo shares purchased by anchor investors and/or standby investors.
The terms of the Proposed Transactions, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching. The subscription price for the common shares of each NewCo will be based on the NAV of that NewCo’s shares, which may be at a premium or a discount. If existing stockholders choose not to subscribe for shares of any NewCo’s common equity, they can sell their subscription rights in the open market over the NASDAQ Global Select Market. The proposed transfer by PYLD of its assets less the PYLD Transfer Assets back to the Company will be based on the fair value of the assets held by PYLD, which will be approved by the boards of both the Company and PYLD. “Value” for those purposes will be determined in accordance with the provisions of Section 2(a)(41) of the Act and Rule 2a-4 thereunder. Portfolio securities of the Company and PYLD transferred back to the Company will be valued in good faith by the board of directors of each. Fair value will be separately determined by Non-Interested Directors of the Company and PYLD.
The Proposed Transactions also are consistent with the general purposes of the Act. Section 1(b)(2) declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Proposed Transactions are being proposed to benefit the Company and its existing stockholders, as well as future investors in the Company and each NewCo. There is no greater potential for abuse in the purchase here than in transactions with “fully-owned subsidiaries” authorized by Rule 17a-3, or with the types of affiliates authorized by Rule 17a-6, each of which the Company does not need to rely on because of the availability of Rule 57b-1 for BDCs. The Proposed Transactions also would comport with the policies underlying Rule 17a-6 under the Act, which permits transactions with portfolio companies where the only financial interest of other affiliates is through ownership of securities of a fund, and which would exempt such transactions from Rule 17d-1 under the Act (because of Section 57(i) of the Act).
Following the Proposed Transactions, PCM acting as investment adviser to the Company and each NewCo is not prohibited by Secion 57(a)(4) or Rule 17d-1. As stated above, since the Commission has not adopted any rules expressly under Section 57(a)(4), pursuant to Section 57(i), the rules under Section 17(d) as applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). PCM acting as investment adviser to the Company and each NewCo is not in contravention with Rule 17d-1 because investment advisory contracts subject to Section 15 of the Act are expressly exempt from requiring an exemptive order under Rule 17d-1.
The expenses of the Proposed Transactions will be allocated to each NewCo, which the Board of the Company believes is an equitable allocation. Each NewCo will bear the costs of obtaining regulatory approval and other transaction related costs, the costs of its organization and any compliance with applicable laws. Each NewCo bearing of the above costs is fair because, even though stockholders of the Company will benefit from the Proposed Transactions, the stockholders of each NewCo will make an investment decision when subscribing for shares of such NewCo’s common equity.
Finally, the Proposed Transactions will not place any of the Company, any NewCo or existing stockholders of the Company in a position less advantageous than that of any other of such persons. In the case of the PYLD rights offering, PYLD currently holds the PYLD Transfer Assets and the PYLD assets transferred back to the Company will be based on their fair value and in accordance with the requirements of the Act. The Company’s stockholders will have the opportunity to either subscribe for shares of each NewCo’s common equity or sell their subscription rights, leaving such stockholders effectively in the same posture as before. In the event that there is a standby investor, the Company’s stockholders will have the first opportunity to subscribe for shares of each NewCo prior to the standby. In the event that there is an anchor and/or a standby investor, the Board believes that any dilution to the Company’s stockholders will be outweighed by the expected financial and operational benefits to the relevant NewCo and the Company.

V.	PRECEDENTS
The Company found no precedent for a rights offering disposition involving a BDC and a registered investment company. As a result, the Company has looked to precedent for registered investment companies, each of which involve a “spin-off” of a registered investment company from a registered investment company. The Proposed Transactions lead to a similar result—the division of the company into two companies—as the spin-offs for which relief has been granted to registered investment companies by the Commission. Because stockholders of the Company will have the option but no obligation to acquire shares of or to realize each NewCo value by selling their subscription rights, the Proposed Transactions provide a greater benefit to the Company’s stockholders than the precedent transactions.

A.	Royce Value Trust, Inc.
The Commission granted relief similar to that described in this application to Royce Value Trust, Inc. (“Value Trust”), Royce Global Value Trust, Inc. (“Global Trust”, and together with Value Trust, the “Royce Funds”), and Royce & Associates, LLC (the “Royce Adviser”).9 Value Trust, Global Trust and Royce Adviser as joint applicants obtained an order under section 17(b) of the Act granting an exemption from Section 17(a) of the Act, and under Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint transactions (the “Royce Application”).
Pursuant to the Royce Application, Value Trust intended to consummate a spin-off transaction by first contributing approximately $100 million of the net assets of Value Trust to Global Trust in exchange for common shares of Global Trust, of which Value Trust owned 100% of the voting securities, and then distributing shares of Global Trust to the stockholders of Value Trust. Both Value Trust and Global Trust had as their primary investment objective long-term growth of capital.
Similar to the Proposed Transactions, the stated purpose of the transaction contemplated by the Royce Application was to provide Value Trust’s common stockholders with the opportunity to participate more directly in a specific investment opportunity; in the Royce application, it was the opportunity for capital growth and, in the Proposed Transactions, it is the opportunity for current income. Further, similar to the Company and each NewCo, Value Trust and Global Trust have a common investment adviser and different advisory fees. Several distinctions, however, exist between the Royce Application and the Proposed Transactions. The first is that in the Royce Application, the Royce funds were both registered closed-end investment companies, whereas in the Proposed Transactions, the Company is a BDC and (i) PYLD will operate as an externally managed, non-diversified, closed-end management investment company registered as an investment company under the Act, (ii) PRIT will operate as an externally managed REIT, and (iii) PFAN will operate as an externally managed finance company. Accordingly, the Applicants are not requesting exemption from Section 17(a) of the Act because the Proposed Transactions are not in contravention of such section.
_______________________________________________________

[9]	See Investment Company Act Release No. 30500 (April 30, 2013).

Also, since the Proposed Transactions involve a rights offering to stockholders of the Company and not a distribution, Rule 17a-5 is not applicable. Secondly, unlike the Royce Application in which Global Trust’s adviser compensation formula was less favorable than Value Trust’s, each NewCo’s adviser compensation formula will be more favorable to each NewCo than the Company’s rather than less, with no advisory fees on capital gains. Finally, shareholders involved in the Royce Application were required to receive shares of the spun-off fund regardless of whether such holder voted for or against the transaction; whereas the Proposed Transactions provides stockholders of the Company the ability to sell their subscription rights.

B.	Gabelli Funds, LLC
The Commission granted relief similar to that contemplated in this application to Gabelli Funds, LLC and the closed-end family it advises (the “Gabelli Funds”) on four separate occasions.10 On June 23, 2014, The Gabelli Dividend & Income Trust (“Dividend Trust”) effected a spin-off transaction by first contributing approximately $100 million of the net assets of Dividend Trust to The Gabelli Global Small and Mid Cap Value Trust (“Global Trust”) in exchange for common shares of Global Trust, of which Dividend Trust owned 100% of the voting securities prior to the consummation of the transaction and then distributing the shares of Global Trust to stockholders of Dividend Trust. Both Dividend Trust and Global Trust were diversified closed end management investment companies; however, Dividend Trust’s investment objective is to provide a high level of total return on its assets with an emphasis on dividends and income, whereas the investment objective of Global Trust is long-term capital growth. Global Trust and Dividend Trust had a common investment adviser, Gabelli Funds, LLC, and a number of overlapping board members (five of the ten trustees on the board of Dividend Trust were are also trustees of the six-member board of Global Trust).
Dividend Trust, Global Trust and Gabelli Funds, LLC as joint applicants obtained an order under Section 17(b) of the Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.11 Identical relief was sought and obtained in connection with the three earlier Gabelli Funds transactions. In contrast to the Royce Funds transactions and similar to the Proposed Transactions, in each of the four Gabelli Funds transactions, one of the funds paid the costs relating to the transaction. However, unlike the Gabelli Funds transactions where parent fund bore the expenses, each NewCo here will bear the expenses for the Proposed Transactions and each NewCo shareholder will be able to make an investment decision.
Each newly-formed Gabelli Fund created in each transaction had a fundamental investment strategy to concentrate in one or more industries or invest within geographic limits. In contrast, the distinction between the Company and each NewCo here is not merely industry concentration or geographic limitations, but rather, (i) PYLD will operate as a distinct fund with an investment focus that the Company cannot have as a BDC, (ii) PRIT will operate as a REIT, and (iii) PFAN will operate as an operating company. In addition, the Proposed Transactions will be approved by the Company’s Non-Interested Directors along with the fair value of the Transfer Assets. Finally, as stated above in regard to the Royce Application, the Proposed Transactions have the benefits of more favorable adviser compensation formulas for stockholders of each NewCo and the ability for the Company’s stockholders to sell subscription rights for value.
_______________________________________________________

[10]
See Investment Company Act Release No. 20502 (August 25, 1994); Investment Company Act Release No. 23840 (May 14, 1999); Investment Company Act Release No. 27823 (May 22, 2007); and Investment Company Act Release 30970 (February 28, 2014). The relief sought and the transaction structure proposed by the Company is similar to that approved in the above cited orders.

[11]	See Investment Company Act Release No. 30970 (February 28, 2014).

C.	NexPoint Credit Strategies Fund
The Commission recently granted relief in an expeditious manner to NexPoint Credit Strategies Fund (“NHF”) and certain affiliates (collectively, the “NexPoint Parties”) so that NHF could accomplish a spin-off of a REIT. The NexPoint Parties, as joint applicants, obtained an order under Section 17(b) of the Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions (the “NexPoint Application”). The spin-off is to be accomplished by first effecting a series of restructuring transactions followed by a distribution of all of the outstanding shares of the REIT’s common stock to the shareholders of NHF on a pro rata basis. The NexPoint Application was similar to the Royce Application and the various Gabelli Funds applications. As stated above, the Proposed Transactions has a number of benefits over the transactions proposed in the NexPoint Application, including the lower advisory fee formula and the transferability of the subscription rights.

VI.	CONCLUSION
On the basis of the foregoing, the Company respectfully requests exemptive relief pursuant to Rule 17d-1 under the Act, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4) of the Act, to the extent necessary to complete the Proposed Transactions.

VII.	PROCEDURAL MATTERS

A.	Communications
Please address all communications concerning this Application and the Notice and Order to:
Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

Joseph Ferraro, Esq.
General Counsel
Prospect Administration LLC
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-9481

B.	Authorization
The verifications required by Rule 0-2(d) of the Act are attached hereto as Exhibit A.
Pursuant to Rule 0-2 under the Act, each Applicant declares that this Application for a Commission order is signed by John F. Barry III as Chief Executive Officer of the Company, PRIT, PFAN and PYLD, and as Authorized Signatory of PCM pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-
_______________________________________________________

[12]	See Investment Company Act Release No. 31488 (February 26, 2015).

laws, Certificate of Formation and Limited Liability Company Agreement, or Certificate of Formation and Limited Partnership Agreement of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 18th day of May, 2015.

PROSPECT CAPITAL CORPORATION
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Chief Executive Officer
PROSPECT CAPITAL MANAGEMENT L.P.
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Authorized Signatory
PROSPECT YIELD CORPORATION, LLC
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Chief Executive Officer
PROSPECT REALTY INCOME TRUST CORP.
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Chief Executive Officer
PROSPECT FINANCE COMPANY, LLC
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Chief Executive Officer

Exhibit A
VERIFICATION
The undersigned states that he has duly executed the attached Application for an order under Section 57(i) of the Investment Company Act of 1940 (the “Act”) and Rule 17d-1 under the Act and under Section 23(b)(5) of the Act, dated May 18, 2015 for and on behalf of Prospect Capital Corporation, Prospect Capital Management L.P., Prospect Yield Corporation, LLC, Prospect Realty Income Trust Corp., Prospect Finance Company, LLC and that all actions by stockholders, partners, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.
PROSPECT CAPITAL CORPORATION
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Chief Executive Officer
PROSPECT CAPITAL MANAGEMENT L.P.
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Authorized Signatory
PROSPECT YIELD CORPORATION, LLC
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Chief Executive Officer
PROSPECT REALTY INCOME TRUST CORP.
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Chief Executive Officer
PROSPECT FINANCE COMPANY, LLC
By:    /s/ John F. Barry III
Name: John F. Barry III
Title: Chief Executive Officer

Exhibit B
Resolutions of Board of Directors of
Prospect Capital Corporation
WHEREAS, the Board of Directors has reviewed the Company’s Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act;
NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and
FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and
FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and
FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and
FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).